FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March 2007

Omega Navigation Enterprises, Inc.

24 Kaningos Street
Piraeus 185 34 Greece
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [_]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [_] No [X]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a copy of the release issued by Omega Navigation Enterprises, Inc. on March 06,  2007

EXHIBIT 1

Omega Navigation Enterprises Announces Charters for the Two Recently Acquired Newbuildings the “Omega Emmanuel” and “Omega Theodore”

Piraeus, Greece, March 06, 2007 – Omega Navigation Enterprises, Inc. (NASDAQ:ONAV, SGX:ONAV50), a provider of global marine transportation services focusing on product tankers, announced today that it has secured three year time charters at a daily rate of $ 25,500 for its two recently acquired newbuilding product tankers, the “Omega Emmanuel” and the “Omega Theodore”, with ST Shipping & Transport Pte Ltd, a subsidiary of Glencore International AG.

Both time charters include profit sharing arrangements on quarterly basis, pursuant to which earnings from the vessels in excess of $ 25,500 per day will be divided equally between Omega Navigation and ST Shipping.  This sharing ratio will be adjusted when the vessels trade in ice conditions, so that the profit sharing above the base rate of $25,500 per day between Omega Navigation and ST Shipping will be 65%/35%.

The three year charters on each vessel will commence after three voyages from delivery from the shipyard or after vetting approvals by two oil majors have been secured, whichever is earlier. During that period, the vessels will be employed by ST Shipping under a short-term time charter on the basis of commercial management.  Omega Navigation has selected VShips as the vessels’ technical manager.

The “Omega Emmanuel” and the “Omega Theodore” are two newbuilding Ice Class 1A panamax double hull product tankers, built by STX Shipbuilding Co., South Korea, each one with a capacity of 73,000 dwt. They are scheduled to be delivered to ST Shipping around March 23 and April 26, 2007, respectively, directly from the shipyard.

George Kassiotis, President and Chief Executive Officer of Omega Navigation, commented, “These two time charters are consistent with our strategy of seeking long term employment for our fleet at profitable rates and with first class charterers. This strategy enables us to generate strong and predictable cash flows and execute our consistent dividend distribution policy while at the same time be able to participate in the upside of the market through a profit sharing arrangement which to date has proven beneficial.on our other vessels which have similar profit sharing arrangements.

With these arrangements, our entire fleet of 8 product tankers is under fixed employment by which we have secured 100% of our operating days for 2007 and 2008.  The charters on these newbuilding vessels extend to 2010..

The time charters for the “Omega Emmanuel” and the “Omega Theodore”  are expected to contribute to cash flow available for the payment of dividends approximately $.22 per share in 2007 and $.33 per share in 2008, based solely on the floor rate of $25,500 per day.. Our profit sharing arrangements for these two vessels together with those for four of our other vessels, enable us to share in the market’s upside potential with positive impact on our profitability.”

Fleet Profile and Employment:

The table below describes the profile and employment of the Company’s fleet:

Vessel	Sister	Year	Deadweight	Type	Delivery	Daily		Redelivery
	Ships (1)	Built	(dwt)		Date	Hire Rate (2)
CURRENT FLEET
Product Tankers
Panamax Product Tankers
Omega Queen	A	2004	74,999	LR1	May-06	$26,500	(3)	May-09
Omega King	A	2004	74,999	LR1	Jun-06	$26,500	(3)	Jun-09
Omega Lady Sarah	C	2004	71,500	LR1 – Ice Class 1C	Jun-06	$24,000	(4)	Jun-09
Omega Lady Miriam	C	2003	71,500	LR1 – Ice Class 1C	Aug-06	$24,000	(4)	Jul-09
Handymax Product Tankers
Omega Prince	B	2006	36,680	Ice Class 1A	Jun-06	$21,000	(5)	Jun-09
Omega Princess	B	2006	36,680	Ice Class 1A	Jul-06	$21,000	(5)	Jun-09
TOTAL (DWT):			366,358
Additional Vessels (With Expected Delivery Date) (6)
Omega Emmanuel	D	2007	73,000	LR1 - Ice Class 1A	Mar-2007	$25,500	(7)	Mar-10
Omega Theodore	D	2007	73,000	LR1 - Ice Class 1A	Apr-2007	$25,500	(7)	Apr-10
Total (DWT):			146,000
Additional Vessels on Option
Panamax TBN 3	D	2007	73,000	LR1 – Ice Class 1A	Sep-2007
Panamax TBN 4	D	2007	73,000	LR1 - Ice Class 1A	Oct-2007
Total (DWT):			146,000

1)     Each vessel is a sister ship of each other vessel that has the same letter.

(2)   This table shows gross charter rates and does not include brokers’ commissions, which are 1.25% of the daily time charter rate.

(3)   The Company has granted Torm the option to extend the charter for 24 months at a minimum daily time charter hire rate of $28,500.

(4)   Plus any additional income under profit sharing provisions of the Company’s charter agreement.

(5)   Plus any additional income under profit sharing provisions of the charter agreements with D/S Norden A/S.  The Company has granted the charterers the option to extend the charter for 12 months at a minimum daily time charter hire rate of $24,000.

(6) Omega Navigation announced on February 12, 2007, that it has agreed to acquire two newbuilding Ice Class 1A Panamax product tankers, named the "Omega Emmanuel" and the "Omega Theodore". Both vessels are currently under construction at STX Shipbuilding Co., South Korea and are scheduled to be delivered to Omega Navigation in March and April 2007 respectively.

(7) Plus any additional income under profit sharing arrangements, according to which charter earnings in excess of $ 25,500 per day will be divided equally between Omega Navigation and ST Shipping. When the vessels trade in ice conditions, the profit sharing between Omega Navigation and ST Shipping is 65/35% respectively.

About Omega Navigation Enterprises, Inc.

Omega Navigation Enterprises, Inc. is an international provider of global marine transportation services through the ownership and operation of eight double hull product tankers. The current fleet includes six double hull product tankers with a carrying capacity of 366,358 dwt. These six product tankers are chartered out on three-year period time charters. Furthermore, with the delivery of the recently announced acquisition of “Omega Emmanuel” and “Omega Theodore,” the Company will own eight product carriers with a combined cargo carrying capacity of 512,358 dwt.  The Company also has options to acquire two additional double hull Ice Class 1A Panamax product carriers currently under construction at STX Shipbuilding in South Korea which are expected to be available for delivery between August and September 2007.

The Company was incorporated in the Marshall Islands in February 2005. Its principal executive offices are located in Piraeus, Greece and it also maintains an office in the United States.

Omega Navigation’s Class A common shares are traded on the NASDAQ National Market under the symbol "ONAV" and are also listed on the Singapore Exchange Securities Trading Limited under the symbol “ONAV 50”.

Cautionary Statement Regarding Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "except," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "will," "may," "should," "expect" pending and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, the Company’s management's examination of historical operating trends, data contained in the Company’s records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company’s control, the Company cannot assure you that the Company will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors other important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for product tanker and dry bulk shipping capacity, changes in the Company’s operating expenses, including bunker prices, drydocking and insurance costs, the market for the Company’s vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see the Company’s filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

Contacts:

Company Contact:

Gregory A. McGrath

Chief Financial Officer

Omega Navigation Enterprises, Inc.

PO Box 272

Convent Station, NJ   07961

Tel. (551) 580-0532

E-mail: gmcgrath@omeganavigation.com

www.omeganavigation.com

Investor Relations / Financial Media:

Nicolas Bornozis

President

Capital Link, Inc.

230 Park Avenue, Suite 1536

New York, NY 10169

Tel. (212) 661-7566

E-mail: nbornozis@capitallink.com

www.capitallink.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Omega Navigation Enterprises, Inc.

(Registrant)

Dated:  March 06, 2007                   By:        /s Gregory A. McGrath

                                             ------------------------

Gregory A. McGrath
Chief Financial Officer

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